For the year ended (a) December 31, 1996
File number (c) 811-5123

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income and increase accumulated net realized losses on investments by $8,027,649 for foreign currency gains realized and recognized during the year ended December 31, 1996. Net investment income, net realized gains and net assets were not affected by this change.